JUPITER WELLNESS, INC.

725 N. Hwy A1A, Suite C-106

Jupiter, FL 33477

                                               July 14, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Mary Beth Breslin, Kristin Lochhead, Kate Tillan, Jeffrey Gabor

Re: Jupiter Wellness, Inc.

Registration Statement on Form S-1

Filed June 17, 2020

File No. 333-239229

Ladies and Gentlemen:

Jupiter Wellness, Inc. (the “Company”) is hereby submitting a Registration Statement on Form S-1 (“Submission No. 5”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on October 22, 2019 (the “Draft Submission”), a Second Draft Registration Statement on December 13, 2019 (“Submission No. 2”), a Third Draft Registration Statement on January 21, 2020 (“Submission No. 3”) and a Registration Statement on Form S-1 on June 17, 2020 (“Submission No. 4”). Submission No. 5 has been revised to reflect the Company’s responses to the comment letter to Submission No. 4 received on July 9, 2020 from the staff of the Commission (the “Staff”) as well as certain other changes including our change of underwriter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 5 and all references to page numbers in such responses are to page numbers in Submission No. 5.

Prospectus Summary

Our Growth Strategy, page 2

1.	We note that you have started selling products named "Wellness 1937 Temple Tonic" and other products "formulated to provide immediate cooling relief for pain." Products that are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. Please revise to describe the regulatory status of these products, or revise to avoid unsubstantiated therapeutic claims.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 2, 32 and F-13 to remove the aforementioned language. The Company has also included the following disclaimer to its website: “These products have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.”

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Use of Proceeds, page 23

2.	We note that you will use proceeds to discharge your $1,000,000 promissory note. Please revise this section to disclose the interest rate and maturity date of the note. Refer to Instruction 4 of Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Use of Proceeds section accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations Significant Accounting Policies and Estimates, page 33

3.	Please disclose the methods that management used to determine the fair value of the company's shares and the nature of the material assumptions involved, the extent to which the estimates are considered highly complex and subjective, and the fact that these estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Submission No. 5 accordingly.

The value of our common shares issued was based upon the last sales price of our common stock to a third party. From January through September 2019 we had multiple sales of common stock at $.25 per share. From September through the end of 2019 we sold our stock at $1.0 per share. Issuances and grants throughout the year were all based upon the last sales price for sales of our stock for cash to third parties. Once our shares are traded we will use the closing share price on a quoted exchange as a basis for valuing our stock grants.

4.	We see that the expected initial public offering price is $7.50 per unit, which includes common stock and a warrant. Please tell us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price attributed to common stock. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response: The Company is hereby supplementally responding to this comment. The Company has undergone significant change since the previous valuations of their shares. Specifically, the Company and the underwriter have taken the following items into consideration in determining the value of the Company’s shares:

•	The Company filed additional patents on CBD/Aspartame for treatment of respiratory viruses;
•	The Company completed its first cell culture trial on the ability of CaniSun to prevent cell death in skin cells treated with UV irradiation. This is currently in press in the Journal of Cosmetic Dermatology;
•	Entered the Clinical phase of its CBD/Aspartame treatment for eczema;
•	The Company started a PPV division to sell equipment and added a hand sanitizer product;
•	The Company acquired all of the membership interests of Magical Beasts LLC and entered into a Sales Agency Agreement with magical Beasts and its former owner which significantly expanded the Company’s sales and marketing capabilities; and
•	The Company entered into a distribution agreement with Ayako Holdings, Inc. to distribute Ayako’s products and to take ownership of certain intellectual property.

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As disclosed in the Registration Statement, the underwriter and the Company independently negotiated a valuation from the Company (as is done in most initial public offerings) which is not necessarily based on the Company’s current revenues and earnings or its net asset value. The Company and the Underwriter factored in what it sees as the Company’s current and long term prospects in determining what it believes to be an appropriate valuation

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5.	Please request your accounting firm to revise the last sentence of their opinion to refer to the periods opined upon for the results of operations and cash flows. Refer to AS 3101.02(e). This comment also applies to the report on page F-30.

Response: The Company respectfully acknowledges the Staff’s comment and has had its accounting firm revise the last sentence of their opinion to refer to the periods opined upon for the results of operations and cash flows.

Note 2. Significant Accounting Policies Inventory, page F-8

6.	Please disclose the basis of stating inventories (for example, first-in first-out). Refer to ASC 330-10-50-1.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Submission No. 5 accordingly as we use the average cost method of accounting for inventory.

Revenue Recognition, page F-8

7.	Please disclose when you typically satisfy your performance obligations, the significant payment terms, the nature of the goods or services you have promised to transfer, obligations for returns, refunds and similar obligations, and types of warranties and related obligations. Refer to ASC 606-10-50-12.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Submission No. 5 accordingly.

Condensed Consolidated Financial Statements

Note 2. Significant Accounting Policies, Revenue Recognition, page F-20

8.	Please tell us how you considered the disclosure of disaggregated revenue required by ASC 606-10-50-5.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Submission No. 5 accordingly for additional disclosure.

Our revenue currently is generated from one general product category of health care products with one performance obligation and geographically there are no specific concentrations of our customer base to disaggregate our revenue stream. Management internally does not view the current revenue stream disaggregated for operational decisions between the old CBD revenue line or the new Magical Beast revenue line.

Note 11. Acquisition of Magical Beasts, LLC, page F-26

9.	Please disclose the method of determining the fair value of the stock options issued as consideration. Refer to ASC 805-30-50-1(b)(4).

Response: The Company respectfully acknowledges the Staff’s comment and has revised Submission No. 5 accordingly.

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Exhibits

10.	We note that your forum selection provision in your Second Amended and Restated Certificate of Incorporation filed as Exhibit 3.5 identifies the New York as the sole and exclusive forum for certain litigation. Under an appropriately titled risk factor, please describe the exclusive forum provision and the types of actions to which it relates and disclose that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your Second Amended and Restated Certificate of Incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and has i) included a risk factor on page 21 and ii) amended its charter to disclose that the provision does not apply to actions arising under the Securities Act or Exchange Act.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised S-1.

Sincerely,

/s/ Brian John
Brian John Chief Executive Officer

cc: (via email)

Arthur Marcus